


SEC MAIL PROCESSING
RECEIVED
NOV 20 2007
WASH, D.C.
186
SECTION

SECU 07008525 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: West America Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7005 Via Bella Luna
(No. and Street)

Las Vegas (City) Nevada (State) 89131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Kay 805-300-2225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BEST AVAILABLE COPY

AB* 11/21

1/7/08 PA

OATH OR AFFIRMATION

I, Robert Kay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of West America Securities Corporation, as of September 31, 2007, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


NOTARY PUBLIC
DOROTHY SHELLABARGER
STATE OF NEVADA - COUNTY OF CLARK
MY APPOINTMENT EXP. APRIL 18, 2008
No: 04-88392-1

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - SEPTEMBER 30, 2007

WEST AMERICA SECURITIES CORPORATION

7005 VIA BELLA LUNA
LAS VEGAS, NV 89131

CONTENTS

PART I

SCHEDULES

PART II

Joseph Yafeh, CPA
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310/477-8150 – Fax 310/477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
West America Securities Corporation
Las Vegas, NV

I have audited the accompanying statement of financial condition of West America Securities Corporation, as of September 30, 2007 and related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of West America Securities Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of West America Securities Corporation as of September 30, 2007 and the results of its operations, cash flows and changes in shareholders' equity for the year then ended in conformity with the accounting principles accepted in the United States of America.



Joseph Yafeh, CPA
Los Angeles, California
November 6, 2007

WEST AMERICA SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

Cash	$ 8,521
Cash - Clearing Broker	35,000
Commissions Receivable	16,064
Miscellaneous Receivable	2
Inventory - Long	113,663
TOTAL ASSETS	$173,250

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts Payable	$ 7,742
Bank Loan - Unsecured	49,666
TOTAL LIABILITIES	$ 57,408

SHAREHOLDERS' EQUITY

Common Stock (1,000,000 shares authorized; issued and outstanding 1,000 shares at $1.00 par value)	$ 1,000
Preferred Stock	1,427,124
Paid-in-Capital	1,079,513
Accumulated Deficit	(2,391,795)
TOTAL SHAREHOLDERS' EQUITY	$ 115,842
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 173,250

See accompanying notes to financial statements

WEST AMERICA SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

NOTE 1 - NATURE OF BUSINESS

West America Securities Corporation (the Company) is a Colorado corporation incorporated November 26, 1991. The Company was approved as a broker-dealer by the Securities and Exchange Commission (SEC) on September 10, 1993 and the National Association of Security Dealers (NASD) on December 14, 1993. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency).

The Company is registered under SEC Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with Emmett Larkin and is a $5,000 broker dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Commission Revenue is recognized on a "Trade Date Basis."

B. Inventory of securities is valued on a "mark to market" basis.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. See page 9 for the computation of net capital.

At September 30, 2007, the Company had a net capital of $85,306 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .67 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 4 - OFF BALANCE - SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an affiliated company which has been advanced funds. As of September 30, 2007, the $70,161 balance of advanced funds was written off to bad debt expense. There will be no further advanced funds as of October 1, 2007.

NOTE 6 - INCOME TAXES

The Company files its income tax returns on the cash basis. As of September 30, 2007, because of a net operating loss (NOL) carry forward, the Company had no federal income tax liability. In July 2007, the Company was withdrawn from doing business in the State of California and is filing its final California state return for the year ended September 30, 2007 with no taxes due.

At September 30, 2007 there was a federal NOL carry forward of approximately $1,954,000. The Federal tax can be carried over for 20 years; the State for 5 years and only in the amount of one half of the NOL.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 8– EXEMPTION FROM THE SEC RULE 15C-3

West America Securities Corporation is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; West America Securities Corporation is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

WEST AMERICA SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
SEPTEMBER 30, 2007

COMPUTATION OF NET CAPITAL

Total Ownership Equity from Statement of Financial Condition		$ 115,842
Haircuts:		
Securities	$17,049	
Undue Concentration	13,487	
		(30,536)
Total Net Capital		85,306

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum Net Capital Required 6-2/3 of Total Liabilities	$ 3,827
Minimum Dollar Net Capital Required	$ 5,000
Net Capital Required Greater of Above Amounts	$ 5,000
EXCESS CAPITAL	$ 80,306
Excess Net Capital at 1000% (net capital) Less 10% of Aggregate Indebtedness)	$ 79,565

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities (From Statement of Financial Condition)	$ 57,409
Percentage of Aggregate Indebtedness to Net Capital	67%
Percentage of debt to debt-equity to total Computed in accordance with Rule 15c3-1(d)	N/A

See accompanying notes to financial statements

WEST AMERICA SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1 (Continued)
SEPTEMBER 30, 2007

RECONCILIATION

The following is reconciliation, as of September 30, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited Net Capital	$118,737
Audit Adjustment to Accounts Payable	(2,895)
Audited Net Capital	$115,842

See accompanying notes to financial statements

PART II

WEST AMERICA SECURITIES CORPORATION
STATEMENT OF INTERNAL CONTROL
SEPTEMBER 30, 2007

Joseph Yafeh, CPA
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310/477-8150 – Fax 310/477-8152

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
West America Securities Corp.
Las Vegas, NV

In planning and performing my audit of the financial statements and supplemental schedules of West America Securities Corp. (the "Company") for the year ended September 30, 2007, I considered it's internal control including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
West America Securities Corp.
Las Vegas, NV

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, California
November 6, 2007

END